Exhibit 99.1

**Certification of CEO Pursuant to**
**18 U.S.C. Section 1350,**
**As Adopted Pursuant to**
**Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the Quarterly Report on Form 10-Q of Plum Creek Timber Company, Inc. (the "Company") for the quarterly period ended September 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Rick R. Holley, as Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to   Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

    (1)  The Report fully complies with the requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934; and

    (2)  The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

    /s/  Rick R. Holley
Rick R. Holley
Chief Executive Officer
November 12, 2002

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of  Section 18 of the Securities Exchange Act of 1934, as amended.